Exhibit 10.1

EXECUTION COPY

RESEARCH, DEVELOPMENT AND COMMERCIALIZATION AGREEMENT

by and between

Sangamo BioSciences, Inc.

and

Juvenile Diabetes Research Foundation International

		page

ARTICLE I	DEFINITIONS.	2

1.1	Affiliate	2

1.2	Agreement	2

1.3	Applicable Law	2

1.4	Application	2

1.5	Award	2

1.6	Award Received	2

1.7	Commercially Reasonable Efforts	2

1.8	Confidential Information	2

1.9	Controlled	2

1.10	Default	2

1.11	Diabetes	2

1.12	Dispute	2

1.13	Dollars	2

1.14	Effective Date	2

1.15	FDA	2

1.16	Field	2

1.17	First Commercial Sale	2

1.18	Five Percent Payment	3

1.19	Funding Date	3

1.20	GAAP	3

1.21	Indemnitee	3

1.22	Interruption	3

1.23	Interruption License	3

1.24	Interruption Notice	3

1.25	Interruption Response	3

1.26	JDRF	3

1.27	JDRF Designees	3

1.28	JDRF Indemnitee	3

1.29	JDRF Interruption License Technology	3

1.30	JDRF Patents	3

1 .31	JDRF Studies	3

1.32	Joint Invention	3

1.33	Joint Research Advisory Committee	3

1.34	Major Markets	3

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(CONTINUED)

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(CONTINUED)

2.2	Commencement of the Research Program		5

2.3	Research Diligence		5

	2.3.1	Generally	5

	2.3.2	Obligations of Sangamo	6

2.4	Modifications to JDRF Studies		6

2.5	Joint Research Advisory Committee		6

	2.5.1	Composition and Purposes	6

	2.5.2	Meetings	7

	2.5.3	Discussions/Recommendations	7

	2.5.4	Expenses	7

2.6	Delivery of Adverse Event Data to the JRAC		7

ARTICLE III	RESEARCH FUNDING; RECORDS		7

3.1	Research Funding		7

	3.1.1	Payments	7

	3.1.2	Limitations	7

	3.1.3	Matched Funds	8

	3.1.4	Payments	8

	3.1.5	Competition	8

3.2	Records; Reporting Obligations; Audits		8

	3.2.1	Records	8

	3.2.2	Audit	8

	3.2.3	Reports; Notices	8

ARTICLE IV	DILIGENCE; COMPENSATION TO JDRF		9

4.1	Development and Commercialization of Product		9

4.2	Compensation to JDRF		9

4.3	Sales Reports		10

4.4	Royalties to Sangamo		10

ARTICLE V	CONFIDENTIALITY		10

5.1	Confidentiality		10

	5.1.1	Definition of Confidential Information	10

	5.1.2	Non-Disclosure	11

	5.1.3	Required Disclosure	11

	5.1.4	No Use of Confidential Information	11

5.2	Publicity; Use of Name		11

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(CONTINUED)

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(CONTINUED)

		page

11.11	Headings	20

11.12	Entire Agreement	20

	Exhibit A — Research Plan

	Exhibit B — Research Funding and Milestones

	Exhibit C — JDRF Policies and Conditions Regarding Funding of Research Involving Human Clinical Trials

	Exhibit D — Form of Press Release

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EXECUTION COPY

RESEARCH, DEVELOPMENT AND COMMERCIALIZATION AGREEMENT

This Agreement (this “Agreement”) is made on this 24th day of October, 2006, by and between Sangamo BioSciences, Inc., a Delaware corporation, with its principal office at 501 Canal Boulevard, Suite A100, Richmond, CA 94804 (“Sangamo”) and Juvenile Diabetes Research Foundation International, a Pennsylvania nonprofit corporation with its principal offices at 120 Wall Street, New York, NY 10005 (“JDRF”). This Agreement shall become effective on the Effective Date (as defined below). Sangamo and JDRF are each a “Party,” and, collectively, the “Parties.”

WHEREAS, JDRF’s principal charitable mission is the discovery and development of a cure for diabetes and its complications, to which JDRF brings significant scientific and human resources and financial support;

WHEREAS, Sangamo desires, among other things, to collect additional clinical endpoints during the Phase II Repeat Dosing Clinical Trial of SB-509 for the purpose of understanding the mechanistic basis of efficacy and reversal of neuropathy (as more fully described in the Research Plan); and

WHEREAS, JDRF wishes to support the Research Program.

NOW, THEREFORE, in consideration of the mutual covenants set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I DEFINITIONS

For purposes of this Agreement, the terms defined in this Article 1 shall have the following meanings whether used in their singular or plural forms. Use of the singular shall include the plural and vice versa, unless the context requires otherwise:

1.1 “Affiliate” shall mean, with respect to any Person, any other Person who directly or indirectly, by itself or through one or more intermediaries, controls, or is controlled by, or is under direct or indirect common control with, such Person. The term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. Control will be presumed if one Person owns, either of record or beneficially, more than fifty percent (50%) of the voting stock of any other Person.

1.2 “Agreement” means this agreement, together with all appendices, exhibits and schedules hereto, and as the same may be amended or supplemented from time to time hereafter by a written agreement duly executed by authorized representatives of each Party hereto.

1.3 “Applicable Law” shall have the meaning set forth in Section 10.1(b).

1.4 “Application” shall mean Sangamo’s submitted Industry Discovery & Development Partnerships Application, dated May 12, 2006 and approved by JDRF on June 29, 2006.

1.5 “Award” shall mean an amount up to, but not to exceed, Three Million Dollars ($3,000,000), which is to be paid by JDRF to Sangamo for the Research Program in accordance with the terms, and subject to the conditions, set forth in this Agreement.

1.6 “Award Received” shall mean the amount of the Award actually received by Sangamo from JDRF pursuant to this Agreement, not including any amounts refunded to JDRF pursuant to Section 3.2.3(b).

1.7 “Commercially Reasonable Efforts” shall mean a level of effort and application of expertise and resources that are consistent with a continuing intention to research, develop and commercialize the Product, including without limitation the reasonable time during which Sangamo is engaged in active efforts to identify a potential Third Party licensee or collaborator and negotiate a license or collaboration arrangement with such Third Party to research, develop and/or commercialize the Product, it being acknowledged by the Parties that there may be delays for regulatory or other reasons that are not within Sangamo's or its licensee’s, sublicensee's or transferee's control and such delays shall not constitute a cessation of Commercially Reasonable Efforts.

1.8 “Confidential Information” shall have the meaning set forth in Section 5.1.1.

1.9 “Controlled” (except in the context of Section 1.1) shall mean the legal authority or right of a Party to grant a license or sublicense of intellectual property rights to the other Party hereto, or to otherwise disclose proprietary or trade secret information to such other Party, without breaching the terms of any agreement with a Third Party.

1.10 “Default” shall have the meaning set forth in Section 9.2.

1.11 “Diabetes” shall mean any one and/or all of the human diseases commonly known as diabetes and the complications of such diseases.

1.12 “Dispute” shall have the meaning set forth in Section 11.2(a).

1.13 “Dollars” shall have the meaning set forth in Section 3.1.4.

1.14 “Effective Date” shall mean the date the last Party signs this Agreement.

1.15 “FDA” shall mean the United States Food and Drug Administration, or any successor agency having regulatory jurisdiction over the manufacture, distribution and sale of drugs in the United States, and its territories and possessions.

1.16 “Field” shall mean the diagnosis, treatment and/or prevention of Diabetes in humans.

1.17 “First Commercial Sale” shall mean the first sale of the Product by Sangamo or an Affiliate, licensee, sublicensee, transferee or successor of Sangamo to an independent Third Party in a Major Market country following Regulatory Approval of the Product in that country.

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1.18 “Five Percent Payment” shall have the meaning set forth in Section 4.2(b).

1.19 “Funding Date” shall mean each date set forth on Exhibit B.

1.20 “GAAP” shall mean United States generally accepted accounting principles, consistently applied.

1.21 “Indemnitee” shall mean either Sangamo Indemnitee or JDRF Indemnitee, as applicable.

1.22 “Interruption” shall occur if, at any time before the First Commercial Sale of the Product, Sangamo, its Affiliates, licensees, sublicensees, transferees and/or successors, all cease to conduct, or have ceased Commercially Reasonable Efforts with respect to, the research, development and/or commercialization of all Products for a period of one hundred eighty (180) consecutive days, except that no Interruption shall be deemed to have occurred, if Sangamo, its Affiliates, licensees, sublicensees, transferees, and/or successors suspend, postpone or discontinue the development or commercialization of a Product on account of (a) a serious adverse event; (b) a clinical hold; or (c) communications with a regulatory authority.

1.23 “Interruption License” shall have the meaning set forth in Section 9.5(e).

1.24 “Interruption Notice” shall have the meaning set forth in Section 9.5(a).

1.25 “Interruption Response” shall have the meaning set forth in Section 9.5(a).

1.26 “JDRF” shall have the meaning set forth in the preamble of this Agreement.

1.27 “JDRF Designees” shall have the meaning set forth in Section 2.5.1.

1.28 “JDRF Indemnitee” shall have the meaning set forth in Section 7.1.

1.29 “JDRF Interruption License Technology” shall mean all intellectual property, data, technical information, know-how, inventions (whether or not patented), trade secrets, processes and methods that are (a) discovered or developed by or on behalf of JDRF or its Affiliates, in the performance of the Research Program or exploitation of the Interruption License under this Agreement, (b) Controlled by JDRF, and (c) necessary or useful for the research, development and commercialization of the Product.

1.30 “JDRF Patents” shall mean any Patents Controlled by JDRF or its Affiliates that claim an invention that relates to the Research Program but is not a Joint Invention.

1.31 “JDRF Studies” shall mean the mechanistic add-on studies for the collection of Surrogate Endpoint Data that are described in the Application.

1.32 “Joint Invention” shall have the meaning set forth in Section 8.1.

1.33 “Joint Research Advisory Committee” or “JRAC” shall have the meaning set forth in Section 2.5.1.

1.34 “Major Markets” shall mean the United States, United Kingdom, Germany, France, Italy and Spain.

1.35 “Matched Funds” shall have the meaning set forth in Section 3.1.3.

1.36 “Milestones” shall mean the performance milestones for the Research Program set forth in Exhibit B.

1.37 “Net Sales” means, for any period, the gross price received for the Product sold or otherwise disposed of (other than for use as clinical supplies or free samples) for consideration by Sangamo or its Affiliates to Third Parties other than sublicensees, reduced by the following amounts (calculated in accordance with GAAP consistently applied by Sangamo and its Affiliates across its product lines), if not previously deducted from the amount invoiced: (a) amounts actually allowed as trade, volume or quantity discounts, including early pay cash discounts; (b) amounts repaid or credited by reason of defects, recalls, accrued or actual returns, rebates and allowances of goods or because of retroactive price reductions specifically identifiable to the Product; (c) rebates and administrative fees paid to medical health care organizations in line with approved contract terms; (d) rebates resulting from government (or agency thereof) mandated rebate programs or chargeback programs; (e) rebates paid to wholesalers for inventory management programs or distribution management agreements, in accordance with Sangamo’s practice reasonably consistently applied; (f) discounts pursuant to indigent patient programs and patient discount programs to include coupons and vouchers to the extent included in Net Sales; (g)

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retroactive and temporary price reductions that are actually allowed or granted; (h) sales commissions paid to Third Party distributors or selling agents (which shall not include sales organizations, whether contract or internal to Sangamo); (i) sales or excise taxes, custom duties, and other governmental charges (including payments made to United Kingdom government departments under the UK Pharmaceutical Pricing Regulatory Scheme or similar programs, and government taxes, charges or penalties, such as French Social Security rebates, which payments need not be calculated in accordance with GAAP) imposed directly on and actually paid by Sangamo or its Affiliates; and (j) transportation costs, including insurance and shipping, freight, and handling charges, to the extent billed separately to customers.

1.38 “Owner” shall have the meaning set forth in Section 5.1.2.

1.39 “Partv(ies)” shall have the meaning set forth in the preamble of this Agreement.

1.40 “Patents” means all existing patents and patent applications and all patent applications hereafter filed, including any continuation, continuation-in-part, division, provisional or any substitute applications, any patent issued with respect to any such patent applications, any reissue, reexamination, renewal or extension (including any supplementary protection certificate) of any such patent, any confirmation patent or registration patent or patent of addition based on any such patent, and all foreign counterparts of any of the foregoing.

1.41 “Person’ means any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization or government or political subdivision thereof.

1.42 “Policies” shall have the meaning set forth in Section 1 0.1(b).

1.43 “Primary Statistical Analysis” shall mean the analysis performed of the six (6) month follow up of all clinical endpoints of all evaluable patients participating in Sangamo 's Phase II Repeat Dosing Clinical Trial of SB-509.

1.44 “Prime Rate” shall mean the average prime rate published in the Wall Street Journal during the relevant period (calculated by dividing (a) the sum of the prime rates for each of the days during the relevant period, by (b) the number of days in the relevant period).

1.45 “Principal Investigator” shall mean the Chief Medical Officer of Sangamo, who will personally conduct or supervise the Research Program.

1.46 “Product” shall mean (a) the pharmaceutical product containing the Therapeutic Candidate or (b) any derivatives or related products that (i) encode a zinc finger DNA-binding protein designed to activate the expression of vascular endothelial growth factor (VEGF-A) and (ii) result from Sangamo's research for treatment of diabetic neuropathy.

1.47 “Program Material” shall have the meaning set forth in Section 2.3.2(d).

1.48 “Qualified Subject” is a human subject who, on enrollment into the Research Plan, has met all of the eligibility criteria and none of the exclusion criteria in the Research Plan and has given his or her written informed consent to participate in the Research Plan.

1.49 “Quarterly Report” shall have the meaning set forth in Section 3.2.3(a).

1.50 “Recipient” shall have the meaning set forth in Section 5.1.2.

1.51 “Recipient Notice Requirement” shall have the meaning set forth in Section 5.1.3.

1.52 “Registration” shall mean, with respect to each country in the Territory, Regulatory Approval for the Product filed in such country.

1.53 “Regulatory Approval” shall mean, with respect to any country, all authorizations by the appropriate governmental entity or entities necessary for commercial sale of the Product in that country including, without limitation and where applicable, approval of labeling, price, reimbursement and manufacturing, in the United States final approval of a new drug application or biologic license application, as the case may be, pursuant to the then-applicable provisions of the Code of Federal Regulations permitting marketing of the Product in interstate commerce in the United States, and in the European Union final approval of a Marketing Authorization Application, or equivalent.

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1.54 “Research Plan” means the written protocol for Sangamo’s Phase II Repeat Dosing Clinical Trial of SB-509, that shall be attached to this Agreement as Exhibit A upon approval by the FDA, which protocol was based on the Application, includes the JDRF Studies, and has been approved by the FDA, as modified from time to time by Sangamo in consultation with the FDA and in accordance with Section 2.4.

1.55 “Research Program” shall mean the work conducted by or on behalf of Sangamo in furtherance of the Research Plan.

1.56 “Research Termination Date” shall mean the date of completion of all activities specified in the Research Plan, including all follow-ups of Qualified Subjects and all analysis included in the JDRF Studies.

1.57 “Sangamo” shall have the meaning set forth in the preamble of this Agreement.

1.58 “Sangamo Designees” shall have the meaning set forth in Section 2.5.1.

1.59 “Sangamo Indemnitee” shall have the meaning set forth in Section 7.2.

1.60 “Sangamo Party” shall have the meaning set forth in Section 7.l(a).

1.61 “Sangamo Patents” shall mean any Patents Controlled by Sangamo or its Affiliates claiming Sangamo Research Program Technology.

1.62 “Sangamo Research Program Technology” shall mean all intellectual property, data, technical information, know-how, inventions (whether or not patented), trade secrets, processes and methods that are (a) discovered or developed by or on behalf of Sangamo or its Affiliates, in the performance of the Research Program under this Agreement, (b) Controlled by Sangamo, and (c) necessary or useful for the research, development and commercialization of the Product.

1.63 “Surrogate Endpoint Data” shall have the meaning set forth in Article VI.

1.64 “Territory” shall mean worldwide.

1.65 “Therapeutic Candidate” shall mean the plasmid, known as SB-509, that encodes a zinc finger DNA-binding protein designed to upregulate the expression of vascular endothelial growth factor (VEGF-A).

1.66 “Third Party” shall mean any Person which is not a Party or an Affiliate of any Party to this Agreement.

ARTICLE II RESEARCH PROGRAM

2.1 Overview. Sangamo shall be responsible for the conduct of the Research Program as set forth herein. JDRF shall provide the financial support hereinafter specified, and consultation and advice as provided herein through its participation on the JRAC as provided below.

2.2 Commencement of the Research Program. If not commenced prior to the Effective Date, the Research Program shall commence as soon after the Effective Date as practicable in light of the date of the FDA’s approval of the Research Plan. If the Research Plan is approved by the FDA after the Effective Date and substantial changes are made to the JDRF Studies as described in the Application, then JDRF shall have the right to terminate this Agreement within ten (10) days following such approval of the Research Plan.

2.3 Research Diligence.

2.3.1 Generally. Sangamo shall use Commercially Reasonable Efforts to: (a) conduct the Research Program in accordance with the Research Plan; and (b) satisfy and achieve the Milestones. In furtherance of the foregoing, and in accordance with the terms and conditions of this Agreement (including, without limitation, Section 2.3.2 below), Sangamo shall commit to the Research Program directly or through Third Party contractors (i) the level of staffing required by the Research Plan, with staff that possesses appropriate experience, training and scientific expertise for the tasks to which they are assigned, and (ii) the infrastructure (e.g., laboratories, offices, equipment and facilities) required by the Research Plan.

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2.3.2 Obligations of Sangamo. Subject to the terms and conditions of this Agreement, and without limiting the generality of Section 2.3.1 above, Sangamo directly or through its Third Party contractors shall be responsible for conducting the sponsorship, conduct and oversight of the Research Program, such responsibilities to include, without limitation:

(a) identifying appropriate clinical sites to conduct the Research Plan, and entering into clinical trial agreements with such clinical sites;

(b) providing the approved clinical sites with a copy of the Research Plan;

(c) identifying, selecting, and enrolling Qualified Subjects;

(d) providing the investigators at approved clinical sites with the required quantity of the Product or placebo (the “Program Material”), appropriately formulated in accordance with the Research Plan;

(e) monitoring compliance of the approved clinical sites with the Research Plan;

(f) monitoring adverse events arising in the course of the Research Program;

(g) providing the investigators at approved clinical sites and JDRF (the latter for informational purposes) with a copy of the current investigator brochure;

(h) performing laboratory analyses on biopsies collected from Qualified Subjects as outlined in the Research Plan;

(i) complying with all Applicable Law and guidelines regarding administration, transportation, manufacture and production of the Program Material and any other drugs or fluids which are to be supplied by Sangamo for use in connection with the Research Plan;

(j) abiding by and complying with the Policies; and

(k) promptly and thoroughly responding to all reasonable requests and inquiries of JDRF for information regarding the Research Program.

2.4 Modifications to JDRF Studies. Sangamo shall not propose to the FDA any changes to the Research Plan that would have a material impact on the JDRF Studies without first presenting such changes to the JRAC and obtaining the JRAC's recommendation of such changes.

2.5 Joint Research Advisory Committee.

2.5.1 Composition and Purposes. During the term of the Research Program, the Parties shall establish a Joint Research Advisory Committee (“JRAC”) consisting of four (4) members, two (2) of whom shall be designated by Sangamo (the “Sangamo Designees”), and two (2) of whom shall be designated by JDRF (the “JDRF Designees”). Each Party (a) shall select a program coordinator from among its designees to the JRAC (who may be changed at any time or from time to time by such Party), and (b) may change any of its designees to the JRAC at any time or from time to time. The program coordinator of Sangamo shall serve as the Chairperson of the JRAC. The Sangamo Designees initially shall be Heidi Kim and Dale Ando, who also initially shall serve as Sangamo’s program coordinator and the Chairperson of the JRAC, and the JDRF Designees initially shall be Richard Insel and Paul Burn, who also initially shall serve as JDRF’s program coordinator.

The JRAC shall have the authority to:

(i) facilitate communication between the Parties with respect to the Research Program;

(ii) receive Quarterly Reports from Sangamo with respect to the progress of the Research Program and consider and discuss such reports;

(iii) determine whether the Milestones have been satisfied and achieved; and

(iv) decide whether to recommend any changes presented by Sangamo in accordance with Section 2.4.

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2.5.2 Meetings. The JRAC shall meet once in each six (6) month period between the Effective Date and the Research Program Termination Date; provided, however, the JRAC shall meet within forty-five (45) days following JDRF’s receipt from Sangamo of a written certification setting forth Sangamo’s achievement of a Milestone. Meetings of the JRAC shall be held at such times and locations as may be mutually agreed upon by the program coordinators, which times and locations shall be communicated in writing (including, without limitation, by email) to the other members of the JRAC with reasonable advance notice of the meeting. At least one (1) Sangamo Designee and one (1) JDRF Designee shall be required to participate in a meeting for such meeting to be deemed to have a quorum of the JRAC members. So long as a quorum is present at a meeting, the JRAC may make, or decide to make, recommendations to Sangamo, or take, or decide to take, such actions as are within the scope of the JRAC’s authority hereunder. Members of the JRAC may attend each meeting either in person or by means of telephone or other telecommunications device that allows all participants to hear and speak at such meeting simultaneously. At least ten (10) business days prior to each meeting, Sangamo shall deliver (including by email) to JDRF a written report detailing the progress made on the Research Program since the last meeting of the JRAC. In satisfaction of such written report, Sangamo may provide the most recent Quarterly Report supplemented by any new significant developments since the most recent Quarterly Report. Within thirty (30) days after the date of each meeting, the Sangamo Designees shall prepare and deliver (including by email) to the JDRF Designees written minutes of such meeting setting forth in detail all discussions and/or recommendations of the JRAC made at such meeting, which minutes shall be subject to revision to take account of the comments of JDRF’s program coordinator.

2.5.3 Discussions/Recommendations.

(a) As a general matter, and except as otherwise provided for herein, recommendations of the JRAC shall be unanimous and non-binding.

(b) Notwithstanding the foregoing, the determination as to whether or not a Milestone has been achieved and satisfied shall be subject to the unanimous vote of the JRAC. In each such instance, the Sangamo Designees shall, collectively, have one (1) vote, and the JDRF Designees shall, collectively, have one (1) vote, which, in each instance, shall be cast by each Party's program coordinator (unless such Party’s program coordinator expressly authorizes such Party’s other JRAC designee to cast such Party’s vote). In the event of a deadlock, the Sangamo Designees and the JDRF Designees shall attempt to resolve such deadlock for a period of twenty (20) days by engaging in good faith discussions. If such deadlock is not resolved after such twenty (20) day period, then, such deadlock shall be resolved in accordance with the dispute resolution process set forth in Section 11.2.

2.5.4 Expenses. Each Party shall pay its own expenses (including travel and lodging expenses) incurred in connection with its participation on the JRAC.

2.6 Delivery of Adverse Event Data to the JRAC. In the event of a serious adverse event (as defined by the ICH Harmonized Tripartite Guideline on Clinical Safety Data Management), directly or indirectly attributable to the use or application of the Product, Sangamo shall deliver to each JRAC member any information and other data related to such adverse event within a reasonable time after Sangamo has had an opportunity to discuss such adverse event with the FDA. Any disclosure of patient-identifiable information of any Qualified Subject in connection with the Quarterly Reports due under Section 3.2.3(a) or any other reporting requirements hereunder shall comply with the Health Insurance and Portability and Accountability Act of 1996 and regulations, laws and guidelines related thereto.

ARTICLE III RESEARCH FUNDING; RECORDS

3.1 Research Funding.

3.1.1 Payments. Subject to Section 3.1.2, JDRF shall make payments to Sangamo of the Award in accordance with Exhibit B.

3.1.2 Limitations. Notwithstanding Section 3.1.1 above, JDRF shall not be required to make any payment or additional payment in respect of the Award:

(a) in excess of Three Million Dollars ($3,000,000);

(b) unless at the time such payment is due, the Research Program is in compliance with all Applicable Law;

(c) if Sangamo is, at the time such payment is due, in material breach of any of its covenants or obligations under this Agreement (including, without limitation, Sangamo's obligations under Section 3.1.3 below) and JDRF provides Sangamo with written notification of such breach at least thirty (30) days before such payment due date;

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(d) if, at the time such payment is due, a case or proceeding (i) under the bankruptcy laws of the United States now or hereafter in effect is filed against Sangamo or all or substantially all of its assets and such petition or application is not dismissed within sixty (60) days after the date of its filing or Sangamo shall file any answer admitting and not contesting such petition, or (ii) under the bankruptcy laws of the United States now or hereafter in effect or under any insolvency, reorganization, receivership, dissolution or liquidation law or statute of any jurisdiction now or hereafter in effect (whether at law or equity) is filed by Sangamo for all or substantially all of its assets; and/or

(e) if this Agreement previously is terminated by any Party in accordance with Article IX, provided, however, that any payments accrued prior to such termination shall immediately become due and payable to Sangamo upon such termination; provided, however, that JDRF shall pay Sangamo any amount not paid on account of subsection (b), (c) or (d) above as soon as the condition that caused such non-payment has been remedied or no longer exists.

3.1.3 Matched Funds. The Parties agree, acknowledge and recognize that the Award represents only partial financial support for the Research Program, and Sangamo agrees to provide the balance of the funds necessary to conduct and complete the Research Program. In furtherance of, but without limiting the generality of the foregoing, Sangamo shall contribute to the Research Program, in the aggregate, an amount that is at least equal to the Award Received (the “Matched Funds”). Sangamo hereby covenants and agrees to solely use the Award Received and the Matched Funds to fund the Research Program.

3.1.4 Payments. All payments to be made hereunder (including, without limitation, pursuant to Article IV) shall be made in United States dollars (“Dollars”) and, at the option and direction of the receiving party, shall be made by cashier’s or certified check or by wire transfer of immediately available funds.

3.1.5 Competition. Sangamo hereby agrees and acknowledges that nothing contained herein shall restrict or prevent JDRF's ability to provide funding to, or take any other action with respect to, any Person that competes with the business, operations and/or research of Sangamo, provided, however, that in no event shall JDRF disclose to such Persons any nonpublic information concerning the Research Program, including the results thereof.

3.2 Records; Reporting Obligations; Audits.

3.2.1 Records. Sangamo shall prepare and maintain complete and accurate books and records in accordance with GAAP documenting its expenditure of funds in connection with the Research Program (including financial records of expenditures of the Award Received and the Matched Funds), and shall keep all such books and records for no less than a period of three (3) years following the Research Termination Date.

3.2.2 Audit. At the request of JDRF not more often than once in each twelve (12) month period, Sangamo shall permit JDRF internal accounting personnel or representatives and agents of an independent, certified public accounting firm appointed by JDRF and reasonably acceptable to Sangamo, to audit and examine, during normal business hours, the financial records of Sangamo covering the previous twelve (12) month period as may be necessary to verify Sangamo’s expenditures of funds in connection with performance of the Research Program in general and the JDRF Studies in particular. Any and all records audited and examined by JDRF personnel or such representatives and agents of such accounting firm shall be deemed Sangamo’s Confidential Information. JDRF shall pay the costs of such audit and examination of such financial records, provided, however, that, if such audit and examination reveals an over-reporting by Sangamo to JDRF of Matched Funds or expenditures attributed to the JDRF Studies of more than five percent (5%), then the reasonable costs of such audit and examination shall be borne by Sangamo and Sangamo shall reimburse JDRF for all of the reasonable costs and expenses incurred by JDRF in connection with such audit and examination.

3.2.3 Reports; Notices. Sangamo shall (y) maintain a system of accounting in accordance with GAAP; and (z) furnish to JDRF the following reports and notices under the confidentiality provisions of Article V:

(a) As soon as practicable, and in any event within ninety (90) days after the end of each calendar quarter (including the calendar quarter ending December 31) prior to the Research Termination Date, a report describing (i) the actual costs of the Research Program during such quarter and how the Award Received and Matched Funds have been allocated and in fact used in respect of the Research Program, (ii) the Research Program work performed during such quarter, including, without limitation, Milestones achieved, (iii) a summary of all Research Program clinical data collected and analyzed during such quarter, (iv) a summary of all regulatory filings made during such calendar that materially alter the Research Plan, and (v) any other information that JDRF reasonably requests (each a “Quarterly Report”).

(b) As soon as practicable, and in any event within ninety (90) days after the end of the calendar quarter in which the Research Termination Date occurs or the termination of the Agreement becomes effective, whichever is earlier, a closing report which (i) sets forth Sangamo's final analysis, summary tables, data listings, results and conclusions from the Research Program and

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such other information and materials as JDRF may reasonably request and (ii) provides an accounting of the out-of-pocket expenses incurred by Sangamo since the Effective Date with respect to performance of the JDRF Studies. If the total amount of such expenses is less than the total Award Received, then, Sangamo shall, within thirty (30) days after delivery of the closing report, refund the difference between such total expenses and the total Award Received in such manner as JDRF shall reasonably instruct Sangamo. Such closing report shall be in lieu of a Quarterly Report covering the last calendar quarter of the Research Program.

(c) Within sixty (60) days after the end of each fiscal year, audited financial statements as of the end of such year (including, without limitation, a copy of the consolidated balance sheet of Sangamo as of the end of such year, together with consolidated statements of income, operations, cash flow and retained earnings of Sangamo for such year), prepared in accordance with GAAP, along with a comparison of such financial statements with the corresponding periods of the prior year. Notwithstanding the foregoing, the scope of the information to be included in the report due under this Section 3.2.3(c) shall be no more extensive or detailed than the scope of financial disclosures that Sangamo is required to make by the Securities and Exchange Act of 1934, as amended.

(d) As soon as practicable, and in any event within thirty (30) days after the end of each calendar year following the Research Termination Date, a report summarizing the Product development and commercialization activities performed by or on behalf of Sangamo or its Affiliates, collaborators, licensees or sublicensees during such year.

(e) As soon as practicable, and in any event promptly after the consummation thereof, any proposed license, sublicense, transfer, or subcontract by Sangamo of rights related to the research, development, and/or commercialization of the Product, any permitted assignment by Sangamo of this Agreement or its rights and/or obligations hereunder, or of any merger, acquisition, consolidation or similar transaction involving Sangamo and materially affecting JDRF's rights and/or obligations hereunder.

ARTICLE IV DILIGENCE; COMPENSATION TO JDRF

4.1 Development and Commercialization of Product. Following the Research Termination Date, Sangamo shall use Commercially Reasonable Efforts to develop, commercialize and bring one Product in the Field to market in the Major Markets. The activities of Sangamo's Affiliates, licensees, sublicensees, subcontractors, collaborators, transferees and successors shall be attributed to Sangamo for the purposes of determining Sangamo's satisfaction of the foregoing diligence obligation.

4.2 Compensation to JDRF.

(a) In consideration of JDRF's payments to Sangamo and JDRF’s licenses to Sangamo hereunder, Sangamo shall pay JDRF an amount equal to three (3) times the Award Received less all payments made pursuant to Section 4.2(b) (such amount, the “JDRF ROI”) as follows: within ninety (90) days of the first, second, third and fourth anniversaries of the First Commercial Sale, Sangamo shall pay JDRF an amount equal to: (i) one-fourth of the JDRF ROI, (ii) twenty-five percent (25%) of Net Sales during the 12-month period between such anniversary and the previous anniversary of the First Commercial Sale, as applicable (such period, the “Relevant Period”), or (iii) fifty percent (50%) of the royalties received by Sangamo during the Relevant Period from its licensees and sublicensees on account of the sale of the Product, whichever is less, provided that such amounts shall be reduced as necessary to ensure that the total amount paid, when this Section 4.2(a) is combined with all payments made pursuant to Section 4.2(b), shall not exceed three (3) times the Award Received. If the amount paid to JDRF in any year is less than one-fourth of the JDRF ROI plus any deficit from a preceding year of JDRF ROI (in each case after crediting all payments made in such year pursuant to Section 4.2(b)), any such deficit shall be carried forward and added to the amount applicable under Section 4.2(a)(i) for the following year. If the total amount paid by Sangamo to JDRF pursuant to this Section 4.2 by the date that is ninety (90) days after the fourth anniversary of the First Commercial Sale is less than the JDRF ROI, then Sangamo shall continue to make payments in accordance with this Section 4.2 in the following years equal to the lesser of the remaining JDRF ROI, or the lesser of the amounts in Sections 4.2(a)(ii) and (iii) to JDRF within ninety (90) days of each subsequent such anniversary until such time as the total amount paid by Sangamo equals the JDRF ROI.

(b) If Sangamo is commercializing the Product in connection with any license, transfer, or sale of the Sangamo Research Program Technology, any Sangamo Patents, or any Product, to a Third Party, then Sangamo shall pay to JDRF in cash five percent (5%) of the gross proceeds that are received by Sangamo on or after December 31, 2008 and prior to the time of Regulatory Approval of the Product in connection with any such license, transfer, or sale, whether such payments are upfront license fees, milestone payments, or other fees, but excluding FTE payments or purchases of equity at or below fair market value (the “Five Percent Payment”), up to an aggregate amount equal to two (2) times the amount of the Award Received. Such payments to JDRF will be made within ninety (90) days of receipt of such gross proceeds from any licensee, transferee or purchaser of Sangamo Research Program Technology. Thereafter, Sangamo shall pay any remaining JDRF ROI to JDRF in accordance with Section 4.2(a). For clarity,

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Sangamo shall not be obligated to pay JDRF, in the aggregate, an amount more than three (3) times the Award Received when the amounts paid under this Section 4.2(b) and Section 4.2(a) are combined.

(c) If aggregate Net Sales of the Product exceed $1 billion Dollars on or before the fifth (5th) anniversary of the First Commercial Sale, Sangamo shall pay to JDRF within ninety (90) days after such Net Sales are achieved, an additional royalty equal to the amount of the Award Received.

(d) If aggregate Net Sales of the Product exceed $2 billion Dollars on or before the fifth (5th) anniversary of the First Commercial Sale, Sangamo shall pay to JDRF within ninety (90) days after such Net Sales are achieved, an additional royalty equal to the amount of the Award Received.

4.3 Sales Reports.

4.3.1 In connection with each payment made to JDRF pursuant to Section 4.2 above with respect to which the amount of Net Sales is relevant, Sangamo shall furnish or cause to be furnished to JDRF a written sales report setting forth in reasonable detail amounts received with respect to which Net Sales during such period were calculated. With respect to sales of the Product invoiced in Dollars, the Net Sales amounts and the amounts due to JDRF hereunder shall be expressed in Dollars. With respect to sales of the Product invoiced in a currency other than Dollars, the Net Sales and amounts due to JDRF hereunder shall be expressed in the domestic currency of the country in which the sale was made, together with the Dollar equivalent of the amount payable to JDRF, calculated by translating foreign currency sales into Dollars in a manner that is consistent with the then-current foreign currency calculations that Sangamo employs for purposes of its reporting obligations under the Securities and Exchange Act of 1934, as amended. If any licensee or sublicensee makes any sales invoiced in a currency other than its domestic currency, the Net Sales shall be converted to its domestic currency in accordance with the licensee's or sublicensee's normal accounting principles. Sangamo shall keep accurate records in sufficient detail to enable the amounts due hereunder to be determined and to be verified by JDRF.

4.3.2 Upon the written request of JDRF, at JDRF's expense and not more often than once a year, Sangamo shall permit an independent accountant selected by JDRF and reasonably acceptable to Sangamo to have access during normal business hours to the records of Sangamo from the previous twenty-four month period (“Audit Period”) as may be reasonably necessary to verify the accuracy of the report furnished by Sangamo pursuant to Section 4.3.1. Such independent accountant may examine and audit the records from each Audit Period only once. Such independent accountants may be required by Sangamo to enter into a reasonably acceptable confidentiality agreement, and in no event shall such accountants disclose to JDRF any information, other than the accuracy of reports and payments made or due hereunder.

4.3.3 In case of any delay in payment by Sangamo to JDRF or by JDRF to Sangamo not occasioned by force majeure in accordance with Section 11.5, interest shall be calculated at the lesser of (i) the Prime Rate plus five (5) percentage points or (ii) the maximum rate allowed by law, calculated from the tenth (10th) day after the date upon which the applicable payment first becomes due from Sangamo.

4.4 Royalties to Sangamo. In the event that, pursuant to Section 9.5, the Interruption License becomes effective and thereafter is maintained by JDRF, in lieu of any other royalties pursuant to this Agreement (other than royalties or payments under Section 4.2 previously paid by Sangamo to JDRF in accordance with this Agreement), the Parties shall share equally, subject to this Section 4.4, any amount JDRF receives with respect to the Product (including amounts received in connection with sublicenses of the Interruption License). JDRF's share shall increase and Sangamo’s share shall decrease by two percent (2%) for each one million Dollars ($1,000,000) JDRF spends in addition to the Award Received with respect to the research, development and/or commercialization of the Product after the Interruption License Effective Date (as defined in Section 9.5(d)), except that, in no event shall Sangamo’s share decrease below twenty percent (20%). Thus, for example, if JDRF’s expenditures after the Interruption License Effective Date are ten million Dollars ($10,000,000), JDRF's share will increase to seventy percent (70%) and Sangamo’s share will decrease to thirty percent (30%).

ARTICLE V CONFIDENTIALITY

5.1 Confidentiality.

5.1.1 Definition of Confidential Information. For purposes of this Agreement, “Confidential Information” shall mean any trade secrets, know-how, confidential or proprietary information, data and test results relating to the Research Program and any other knowledge, information, documents or materials, owned, developed or possessed by Owner (as defined below), whether in tangible or intangible form, the confidentiality of which Owner takes or has taken reasonable measures to protect; provided, however, that “Confidential lnformation” shall not include any information of Owner that: (a) is already independently known to Recipient (as

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defined below) at the time of its disclosure without any obligations of confidentiality; (b) becomes publicly known through no wrongful act of Recipient; (c) is received from a Third Party free to disclose it to Recipient without any obligations of confidentiality with respect thereto; or (d) is independently developed by Recipient without use of any Confidential Information of the Owner; provided, that, in each such instance, Recipient shall bear the burden of proving that any such information of Owner is not Confidential Information. Confidential Information of Sangamo shall include without limitation, investigator brochures, any reports, notices, data, results, case report forms and regulatory filings generated pursuant to the Research Program. The terms and conditions of this Agreement shall be the Confidential Information of both Parties.

5.1.2 Non-Disclosure. During the term of this Agreement and for a period of five (5) years thereafter, each Party (“Recipient”) shall hold all Confidential Information it receives or received from the other Party (“Owner”) in strict confidence, and, other than as expressly provided herein or without first obtaining the prior written consent of Owner, shall not disclose any Confidential Information to any Person, except to officers, directors, employees, consultants, committee members, volunteers, contractors, subcontractors, licensees, sublicensees, accountants or counsel of Recipient who have a need to know and who are bound to confidentiality obligations at least as restrictive as Recipient’s obligations under this Agreement. Recipient shall use not less than the same degree of care it uses to avoid disclosure of its own Confidential Information.

5.1.3 Required Disclosure. Notwithstanding Section 5.1.2 above, Recipient’s disclosure of Confidential Information shall not be prohibited if such disclosure is required by a valid and existing order of a court of competent jurisdiction or other governmental body or agency; provided, however, that, Recipient shall have first given prompt notice to Owner of any possible or prospective order and Owner shall have been afforded a reasonable opportunity to prevent or limit such disclosure (the “Recipient Notice Requirement”); provided, further, that the Recipient Notice Requirement shall not apply to proceedings which, by applicable law, are of a nature that the existence of such proceedings may not be disclosed or made public. In the event that Recipient discloses any Confidential Information pursuant to the immediately preceding sentence, Recipient shall cooperate with Owner, at Owner's sole cost and expense, in the prosecution of any appeal that Owner decides to pursue.

5.1.4 No Use of Confidential Information. Recipient hereby agrees and acknowledges that, other than as provided herein or without first obtaining Owner’s prior written consent, Recipient shall not use any of Owner's Confidential Information.

5.2 Publicity; Use of Name.

5.2.1 As soon as practicable after the Effective Date and not later than the deadline for any required disclosure of the execution of this Agreement, the Parties shall issue a joint press release announcing the execution of this Agreement in substantially the same form as the press release attached as Exhibit D.

5.2.2 Except to the extent already disclosed in the initial press release referenced in Section 5.2.1 above, and except as may be otherwise provided herein, neither Party shall issue any press release or make any public announcement concerning the terms of this Agreement or the transactions described herein without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that it shall not be unreasonable for any Party to withhold consent with respect to any press release or public announcement containing any of such Party's Confidential Information. This Section 5.2.2 shall not preclude any Party from issuing press releases or making public announcements if such Party reasonably believes that any such release or announcement is (a) legally required by Applicable Laws or (b) required by the rules of any stock exchange on which such Party’s securities are listed. Sangamo shall accord JDRF the opportunity to review and comment on any submission of this Agreement and redaction thereof required to be submitted to the Securities and Exchange Commission by Sangamo. For clarity, Sangamo shall have the right to issue press releases without obtaining the consent of JDRF so long as such press releases contain substantially the same information as contained in Sangamo's Form 8-K filings made pursuant to the Securities and Exchange Act of 1934, as amended.

5.2.3 In each instance, the Party desiring to issue any press release or to make any public announcement shall provide the other Party with a written copy of the proposed release or announcement in sufficient time where practicable prior to public release to allow such other Party to comment upon such release or announcement prior to its public release. In addition, each press release and/or public announcement issued or made pursuant to this Section 5.2, where practicable, shall include JDRF-approved language acknowledging JDRF’s funding of a portion of the Research Program.

5.2.4 Except as may be otherwise provided herein, no Party shall have any right, express or implied, to use in any manner the name or other designation of the other Party or any other trade name, trademark or logos of the other Party for any purpose.

5.2.5 Notwithstanding the foregoing or any contrary provision contained herein, in connection with: (a) any description by JDRF of its research portfolio and of its industry discovery and development program, and/or (b) JDRF's fundraising activities, marketing materials and/or reporting requirements, JDRF shall be entitled to use and/or disclose, and Sangamo hereby pre-approves

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JDRF's use and/or disclosure of: (i) the names “Sangamo,” “Sangamo BioSciences, Inc.”, Sangamo’s logo and a general description of Sangamo, (ii) the existence and a general description of the nature of this Agreement in a form previously agreed upon by the Parties, and (iii) a general description of the nature of the Research Program in a form previously agreed upon by the Parties. In connection with: (w) any description of Sangamo’s intellectual property rights and drug pipeline; (x) Sangamo’s reporting requirements under the Securities and Exchange Act of l 934, as amended, and the Securities Act of l 933, as amended; (y) Sangamo’s fundraising activities or marketing materials; and (z) any description or acknowledgment of JDRF or JDRF funding as required hereunder, Sangamo shall be entitled to use and/or disclose, and JDRF hereby pre-approves Sangamo’s use and/or disclosure of: (i) the names “JDRF,” “Juvenile Diabetes Research Foundation International”, JDRF’s logo and a general description of JDRF in the context of describing the funding provided by JDRF, (ii) the existence and a general description of the nature of this Agreement in a form previously agreed upon by the Parties, and (iii) a general description of the nature of the Research Program in a form previously agreed upon by the Parties.

ARTICLE VI PUBLICATION

Sangamo shall have the first right to publish, publicly present, or otherwise make available the results of the Research Plan, including any data necessary for Third Parties to utilize any new discoveries and information regarding the surrogate clinical endpoints related to the JDRF Studies and identified by Sangamo during the Research Program (the “Surrogate Endpoint Data”). In the event that Sangamo does not exercise its publication rights by submitting within twelve (12) months after the Research Termination Date a manuscript for publication, JDRF shall have the right to publish, publicly present, or otherwise make available the Surrogate Endpoint Data, but only to the extent that such publication, presentation or availability of the data would not have an adverse impact on any ongoing or planned development and/or commercialization of the Product. If JDRF is the publishing party, JDRF will submit a draft of any proposed manuscript or speech to Sangamo for comments at least sixty (60) days prior to submission for publication or oral presentation. Sangamo shall notify JDRF in writing within thirty (30) days of receipt of such draft whether such draft contains (a) information which Sangamo considers to be Confidential Information under the provisions of Article V hereof, (b) information that if published would have an adverse effect on a patent application which Sangamo intends to file, or (c) information which Sangamo reasonably believes would be likely to have an adverse impact on the development or commercialization of the Product. In any such notification, Sangamo shall indicate with specificity its suggestions regarding the manner and degree to which JDRF may disclose such information. In the case of item (a) above, JDRF shall not publish the Confidential Information of Sangamo in violation of Article V of this Agreement. In the case of item (b) above, Sangamo may request a delay and JDRF shall delay such publication, for a period not exceeding an additional ninety (90) days, to permit the timely preparation and filing of a patent application or an application for a certificate of invention on the information involved. In the case of item (c) above, if JDRF disagrees with Sangamo’s assessment of the impact of the publication, then the program coordinator of each Party shall attempt in good faith to reach a fair and equitable resolution of such disagreement. If the disagreement is not resolved in this manner within fourteen (14) days of referral to the respective program coordinators, then the decision of Sangamo as to publication of any information generated by it, subject always to the confidentiality provisions of Article V hereof shall be final, provided that such decision shall be exercised with reasonable regard for the interests and rights of JDRF. The Parties agree that authorship of any publication will be determined based on the customary standards then being applied in the relevant scientific journal. JDRF shall comply with the foregoing publication requirements in the event that pursuant to Section 9.5, the Interruption License becomes effective.

Notwithstanding the foregoing, (a) Sangamo intends to advance the body of general scientific knowledge of Diabetes and its potential therapies and cures, all in a manner consistent with its general scientific and commercial objectives in entering into this Agreement with JDRF, and (b) the Parties acknowledge that Sangamo intends to publish the results of the placebo data from the Research Program in a major scientific peer reviewed publication as soon as practicable, following the completion of the Research Program; provided that Sangamo shall not be obligated to publish any information which Sangamo reasonably believes would be likely to have an adverse impact on the development or commercialization of the Product. Sangamo shall acknowledge the financial support of JDRF in all Research Program publications. In addition, Sangamo agrees to make available to requesting Third Parties the Surrogate Endpoint Data without charge but only after twelve (12) months have passed since the Research Termination Date.

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ARTICLE VII INDEMNIFICATION

7.1 Indemnification by Sangamo. Sangamo shall indemnify, defend and hold harmless JDRF, its Affiliates, and each of their respective directors, officers, committee members, volunteers, employees, consultants, agents and representatives and their respective successors, heirs and assigns (including, without limitation, the JDRF Designees) (each, a “JDRF Indemnitee”), from and against any and all claims, suits and demands of Third Parties and losses, liabilities, damages for personal injury, property damage or otherwise, costs, penalties, fines and expenses (including court costs and the reasonable fees of attorneys and other professionals) arising therefrom (collectively “Losses”), to the extent that such Losses arise from:

(a) the conduct of the Research Program by Sangamo or its Affiliates or their respective directors, officers, employees, consultants, agents, representatives, licensees, sublicensees, subcontractors and/or investigators (each, a “Sangamo Party”) under this Agreement and/or pursuant to one or more agreements between Sangamo and any Sangamo Party, or any actual or alleged violation of law resulting therefrom;

(b) the Product (not including any Product developed, manufactured or sold pursuant to the Interruption License) and/or any claim of infringement or misappropriation of intellectual property with respect thereto;

(c) Sangamo’s breach of any of its representations, warranties, covenants and/or obligations under this Agreement, or the negligence or willful misconduct of any Sangamo Party in connection with Sangamo’s performance of its obligations under this Agreement; or

(d) Any tort claims of personal injury (including death) arising out of, or in connection with, Sangamo’s performance of the Research Program.

The above indemnification shall not apply to the extent that any Losses are due to the gross negligence or willful misconduct of JDRF or the practice of the Interruption License.

7.2 Indemnification by JDRF. In the event that, pursuant to Section 9.5, the Interruption License becomes effective, JDRF shall indemnify, defend and hold harmless Sangamo, its Affiliates, and their respective directors, officers, employees, consultants, agents and representatives and their respective successors, heirs and assigns (including, without limitation, the Sangamo Designees), (each a “Sangamo Indemnitee”), from and against any and all Losses that arise as a result of (a) practice of the Interruption License or (b) JDRF's activities after the Interruption License Effective Date and before the Reversion License Effective Date to the extent that such Losses arise from JDRF’s breach of any of its obligations under this Agreement, or the negligence or willful misconduct of JDRF in connection with JDRF’s performance of its obligations under this Agreement.

The above indemnification shall not apply to the extent that any Losses are due to the gross negligence or willful misconduct of Sangamo or a Sangamo Party.

7.3 Claims Procedures. The Party claiming indemnity under this Article VII (the “Indemnified Partv”) shall give written notice to the Party from whom indemnity is being sought (the “Indemnifying Party”) promptly after learning of the commencement of the relevant Third Party action, suit or proceeding (the “Claim”). Subject to this Section 7.3, the Indemnifying Party shall have the right to assume and manage the defense thereof (with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party), including the right to settle, compromise and/or litigate with respect to any such Claim (but only after obtaining the Indemnified Party’s prior written consent with respect to any proposed settlement, compromise or litigation; provided, however, that the Indemnifying Party shall not be required to obtain the Indemnified Party’s prior written consent in connection with any proposed settlement, compromise or litigation if, in connection with and following any such settlement, compromise or litigation, the Indemnified Party (a) has no liability (monetary or otherwise), (b) has not waived any of its rights and has not admitted to any wrongdoing or guilt, (c) is not subject to any injunction or other equitable or non-monetary relief, and (d) receives a full and unconditional release of all applicable claims and liability).

7.4 Participation; Assuming Control of the Defense. Notwithstanding Section 7.3 above, the Indemnified Party may participate in the defense of any Claim at the Indemnified Party’s sole expense, provided that, (a) the employment of counsel by the Indemnified Party has been authorized by the Indemnified Party; or (b) there is a conflict of interest that would prevent an Indemnitee from being represented by a single law firm in the defense of such action; in each such instance, the Indemnifying Party shall pay the reasonable fees and expenses of one law firm serving as counsel for the Indemnified Party, which law firm shall be subject to the prior consent of the Indemnifying Party, which such consent shall not be unreasonably withheld, conditioned or delayed.

7.5 Advance Payment of Expenses. The expenses of an Indemnified Party incurred in defending a Claim shall be paid by the Indemnifying Party as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an

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undertaking by or on behalf of the Indemnified Party to repay the amount if it is ultimately determined by a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified by the Indemnifying Party. All costs and expenses incurred by an Indemnified Party in connection with enforcement of this Article VII also shall be reimbursed by the Indemnifying Party.

7.6 Limitation of Liability. NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR ANY SPECIAL, INDIRECT, INCIDENTAL, CONSEQUENTIAL, PUNITIVE OR EXEMPLARY DAMAGES, INCLUDING, BUT NOT LIMITED TO, LOST PROFITS, IN CONNECTION WITH SUCH PARTY'S PERFORMANCE OR BREACH OF THIS AGREEMENT. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 7.6 IS INTENDED TO OR SHALL LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR DAMAGES AVAILABLE FOR A PARTY’S BREACH OF CONFIDENTIALITY OBLIGATIONS IN ARTICLE V.

7.7 Insurance. Sangamo shall maintain at its own expense, with a reputable insurance carrier reasonably acceptable to JDRF, full coverage for Sangamo, its Affiliates, and their respective employees that is commensurate with a reasonable estimate of the liability exposure associated with the Research Program, written on a per occurrence basis, which will name JDRF as an additional insured, including, without limitation, errors and omissions insurance encompassing claims relating to the performance and lack of performance of Sangamo’s obligations under this Agreement and comprehensive general liability insurance for claims relating to the performance and lack of performance of Sangamo’s obligations under this Agreement and comprehensive general liability insurance for claims for damages arising from bodily injury (including death) and property damages arising out of acts or omissions of a Sangamo Party which will be specifically endorsed to cover Sangamo’s indemnification obligations under this Article VII. Maintenance of such insurance coverage will not relieve Sangamo of any responsibility under this Agreement for damage in excess of insurance limits or otherwise. On or prior to the Effective Date, Sangamo shall provide JDRF with an insurance certificate from insurer(s) evidencing each insurance coverage and the insurer’s agreement to notify JDRF at least sixty (60) days in advance of any cancellation or modification of such insurance coverage.

In the event that the Interruption License becomes effective pursuant to Section 9.5, JDRF shall comply with the foregoing insurance requirements and shall maintain such insurance for as long as necessary to cover any claims that may arise from JDRF’s activities during the effectiveness of the Interruption License.

ARTICLE VIII PATENTABLE INVENTIONS

8.1 Ownership. All inventions made and all data and know-how generated solely by either Party or its Affiliates (directly or through others acting on its behalf), as determined in accordance with United States laws of inventorship, prior to and during the term of this Agreement that relates to the Research Program shall be solely owned by the Party making the invention or generating the data or know-how, and all Patents claiming such inventions shall be solely owned by such Party. All inventions made and all data and know-how generated by both Parties jointly, as determined in accordance with United States laws of inventorship, prior to and during the term of this Agreement that relate to the Research Program (a “Joint Invention”), shall be owned jointly, with each Party having an undivided one-half interest in each Joint Invention and each Patent claiming a Joint Invention.

8.2 Preparation. Sangamo shall take initial responsibility for the preparation, filing, prosecution and maintenance of all Sangamo Patents, JDRF Patents, and any patents and patent applications claiming Joint Inventions. JDRF shall have the right to review, and Sangamo shall deliver to JDRF, all patent applications for JDRF Patents or claiming Joint Inventions prior to their filing. With respect to such patent applications, Sangamo shall include in the Quarterly Reports delivered to JDRF pursuant to Section 3.2.3(a) the name of each patent application filed by Sangamo in the United States and other jurisdictions for such Joint Inventions and/or JDRF Patents, along with a general summary of the claims made and the jurisdictions of filing.

8.3 Costs. Subject to Section 8.4, Sangamo shall be responsible for all costs incurred in the preparation, prosecution and maintenance of Sangamo Patents, JDRF Patents, and Joint Inventions.

8.4 Abandonment.

(a) Notwithstanding any contrary provision contained herein, prior to the Interruption License Effective Date, before Sangamo (or any Affiliate, licensee, sublicensee, transferee or successor of Sangamo) abandons any patent or patent application for any JDRF Patents or claiming any Joint Inventions (including abandonment for failure to pay any required fees), Sangamo shall promptly notify JDRF, or cause JDRF to be notified, of such pending abandonment, whereupon JDRF shall have the right and opportunity to take title to such patent and/or patent application by agreeing to maintain the issued patent or continue prosecution of the patent application at JDRF’s own expense.

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(b) Following the Interruption License Effective Date, before Sangamo (or any Affiliate, licensee, sublicensee, transferee or successor of Sangamo) abandons any patent or patent application for any JDRF Patents, claiming any Joint Inventions, or for any Sangamo Patents (including abandonment for failure to pay any required fees), Sangamo shall promptly notify JDRF, or cause JDRF to be notified, of such pending abandonment, whereupon JDRF shall have the right and opportunity to take title to such patent and/or patent application by agreeing to maintain the issued patent or continue prosecution of the patent application at JDRF’s own expense. Sangamo shall reasonably cooperate with JDRF to obtain such consents, on JDRF’s behalf, as may be necessary, advisable and/or appropriate for JDRF to exercise its rights under this Section 8.4.

ARTICLE IX TERM AND TERMINATION

9.1 Term. This Agreement shall become effective as of the Effective Date and, unless earlier terminated pursuant to the other provisions of this Article IX, shall terminate at such time as when there are no longer any payment obligations owing from either Party to the other Party under Article IV hereto.

9.2 Termination by JDRF With Cause. Notwithstanding any provision contained herein, JDRF may, without prejudice to any other remedies available to it at law or in equity, terminate this Agreement if, after the occurrence of a Default (as defined herein) and Sangamo’s receipt of a written notice from JDRF identifying such Default, Sangamo fails to cure such Default within sixty (60) days after Sangamo’s receipt of such notice. The following events shall constitute a “Default” hereunder:

(a) Any material breach by Sangamo of any applicable foreign, federal, state or local laws, statutes, rules or regulations in the course of its performance of the Research Program;

(b) Any material breach or default by Sangamo in the performance of any of its material covenants or obligations hereunder;

(c) Any representation or warranty made by Sangamo in this Agreement is not true in any material respects as of the Effective Date; and/or

(d) A case or proceeding (i) under the bankruptcy laws of the United States now or hereafter in effect is filed against Sangamo or all or substantially all of its assets and such petition or application is not dismissed within sixty (60) days after the date of its filing or Sangamo shall file any answer admitting and not contesting such petition, or (ii) under the bankruptcy laws of the United States now or hereafter in effect is filed by Sangamo for all or substantially all of its assets.

For clarity, an Interruption shall not, for the purposes of this Section 9.2, be considered a material breach or default by Sangamo in the performance of any of its material covenants or obligations hereunder. JDRF’s remedies in the event of an Interruption are set forth in Section 9.5 rather than in this Section 9.2.

9.3 Termination for JDRF Breach. Sangamo may, without prejudice to any other remedies available to it at law or in equity, terminate this Agreement upon written notice to JDRF in the event JDRF shall have materially breached or defaulted in the performance of any of its material covenants or obligations hereunder, and JDRF fails to cure such breach or default within sixty (60) days after written notice thereof was provided to JDRF by Sangamo.

9.4 General Effect of Termination; Survival.

(a) Termination, relinquishment or expiration of this Agreement for any reason shall be without prejudice to any rights that shall have accrued to the benefit of any Party prior to such termination, relinquishment or expiration. Such termination, relinquishment or expiration shall not relieve any Party from obligations which are expressly indicated to survive termination of this Agreement.

(b) If this Agreement is terminated for any reason, all of the Parties’ rights and obligations under, and/or the provisions contained in, Sections 3.2.1, 3.2.2, 3.2.3(b), and 9.4, Articles V, VI, VII, VIII, and XI shall survive expiration, termination or relinquishment of this Agreement. If this Agreement is terminated pursuant to Section 9.2 and no Interruption License is in effect at the time of such termination, in addition to the provisions specified in the preceding sentence, the Parties’ rights and obligations under, and/or provisions contained in Sections 4.2, 4.3, 4.4 and 9.5 shall also survive such termination. In the event that, pursuant to Section 9.5, the Interruption License becomes effective prior to termination of this Agreement pursuant to Sections 9.1 or 9.2, in addition to the provisions specified in the first sentence of this Section 9.4(b), the Parties’ rights and obligations under, and/or provisions contained in Sections 4.4, 9.5(e), 9.5(g) and 9.5(h) shall survive such termination.

(c) Sangamo will retain sole ownership of the Sangamo Research Program Technology.

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9.5 Interruption License.

(a) In the event JDRF determines that an Interruption has occurred, it shall notify Sangamo in writing of such belief, stating in reasonable detail the basis for its belief that an Interruption has occurred (the “Interruption Notice”). If at the time of receipt of the Interruption Notice, Sangamo (i) has not licensed or otherwise transferred rights to a Third Party to the Sangamo Research Program Technology in the Field; or (ii) has successfully terminated the rights it licensed or otherwise transferred to a Third Party to the Sangamo Research Program Technology in the Field, then Sangamo shall have sixty (60) days after the receipt of the Interruption Notice to avoid the Interruption License Effective Date by (x) responding to the Interruption Notice by explaining why it believes an Interruption has not occurred (the “Interruption Response”); or (y) resuming Commercially Reasonable Efforts (either itself or through an Affiliate, collaborator, licensee, sublicensee, transferee, or successor); provided that, Sangamo may avoid the Interruption License Effective Date by any such resumption only once.

(b) If at the time of receipt of the Interruption Notice, Sangamo has licensed or otherwise transferred rights to a Third Party to the Sangamo Research Program Technology in the Field pursuant to an agreement that includes a provision that gives Sangamo the right to terminate such Third Party’s rights under the Sangamo Research Program Technology in the Field upon a final determination that an Interruption has occurred and not been cured within the applicable time after the relevant notice, then Sangamo shall have sixty (60) days after the receipt of the Interruption Notice to avoid the Interruption License Effective Date by (i) providing an Interruption Response to JDRF; or (ii) commencing and continuing thereafter commercially reasonable efforts to effect such a termination. If Sangamo successfully effects such a termination then it shall have sixty (60) days after the termination effective date to avoid the Interruption License Effective Date by resuming Commercially Reasonable Efforts (either itself or through an Affiliate, collaborator, licensee, sublicensee, transferee, or successor); provided that, Sangamo may avoid the Interruption License Effective Date by any such resumption only once.

(c) If Sangamo provides an Interruption Response within the sixty (60) day period set forth in Section 9.5(a) or 9.5(b) and JDRF disagrees with the Interruption Response, JDRF may resolve such Dispute in accordance with Section 11.2. Sangamo shall have sixty (60) days after a final determination pursuant to Section 11.2 that an Interruption has occurred (or if earlier a subsequent written admission by Sangamo that an Interruption has occurred) to avoid the Interruption License Effective Date by (i) resuming Commercially Reasonable Efforts (either itself or through an Affiliate, collaborator, licensee, sublicensee, transferee, or successor); provided that, Sangamo may avoid the Interruption License Effective Date by any such resumption only once; or (ii) if Sangamo provided the Interruption Response pursuant Section 9.5(b), commencing and continuing thereafter commercially reasonable efforts to terminate such Third Party’s rights under the Sangamo Research Program Technology in the Field upon a final determination that an Interruption has occurred and not been cured within the applicable time after the relevant notice. If Sangamo successfully effects such a termination then it shall have sixty (60) days after the termination effective date to avoid the Interruption License Effective Date by resuming Commercially Reasonable Efforts (either itself or through an Affiliate, collaborator, licensee, sublicensee, transferee, or successor); provided that, Sangamo may avoid the Interruption License Effective Date by any such resumption only once.

(d) The “Interruption License Effective Date” shall be the first of the following events to occur: (i) the expiration of the sixty (60) day period set forth in Section 9.5(a) without Sangamo having taken any of the actions specified in Section 9.5(a), (ii) Sangamo’s agreement in writing, following receipt of the Interruption Notice, that an Interruption has occurred (provided, however, that none of Sangamo’s written communications pursuant to Section 9.5(b)(ii) or 9.5(c)(ii) shall be considered such an agreement), (iii) the expiration of the applicable sixty (60) day period set forth in Section 9.5(b) without Sangamo having taken any of the actions specified in Section 9.5(b), or (iv) the expiration of the applicable sixty (60) day period set forth in Section 9.5(c) without Sangamo having taken any of the actions specified in Section 9.5(c).

(e) Upon the Interruption License Effective Date, Sangamo shall be deemed to have automatically granted to JDRF with respect to the Research Program an exclusive (even as to Sangamo) worldwide license, with the right to sublicense, under the Sangamo Research Program Technology, to manufacture, have manufactured, sell, offer to sell and import the Product in the Field (the “Interruption License”). Sangamo’s obligations pursuant to Sections 3.2.3(d), 4.1 and 4.2 shall expire upon the Interruption License Effective Date.

(f) For clarity, prior to the Interruption License Effective Date, Sangamo shall be free to license to a Third Party the Sangamo Research Program Technology (including the grant of exclusive worldwide sublicensable rights under Sangamo Research Program Technology for such Third Party to research, develop, or commercialize the Product). In the event that Sangamo commences negotiations with a Third Party to transfer all of or certain of Sangamo’s rights under the Sangamo Research Program Technology to such Third Party to develop and commercialize a Product in the Field, Sangamo shall use best commercial efforts to include in the agreement a provision that gives Sangamo the right to terminate such Third Party’s rights under the Sangamo Research Program Technology in the Field upon a final determination that an Interruption has occurred and not been cured within the applicable time after the relevant notice; and solely for purposes of this Section 9.5, the term “Interruption” with respect to a Sangamo Third Party licensee or transferee shall be defined in a manner that is as close to the definition contained in Section 1.22 as Sangamo, by the

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exercise of best commercial efforts, is able to include in the executed agreement with such Third Party. In the event that Sangamo does not successfully negotiate such a provision, then Sangamo shall so notify JDRF prior to Sangamo’s execution of the agreement with such Third Party and, upon receipt of such notice, JDRF shall no longer have any right to obtain the Interruption License with respect to the Sangamo Research Program Technology licensed or transferred to such Third Party.

(g) In connection with this Section 9.5, Sangamo shall deliver to JDRF, within sixty (60) days of the Interruption License Effective Date, all materials and data generated in the performance of the Research Program and the Sangamo Research Program Technology and all other materials and data that Sangamo may Control that are reasonably required by JDRF to manufacture, have manufactured, sell, offer to sell and import the Product in the Field, provided that the foregoing obligations shall apply only to the extent such materials or data are reasonably accessible and available to Sangamo.

(h) Notwithstanding the foregoing or any contrary provision contained in this Section 9.5, if, following the Interruption License Effective Date, JDRF ceases to conduct Commercially Reasonable Efforts with respect to the research, development and commercialization of the Product in the Field for a period of one hundred eighty (180) consecutive days then upon the expiration of such 180-day period (the “Reversion License Effective Date”) the Interruption License shall terminate and, in accordance with the terms and conditions of this Agreement, JDRF shall be deemed to have automatically granted to Sangamo a non-exclusive, royalty-free, fully paid, irrevocable, perpetual, worldwide license (with the right to grant sublicenses), under the JDRF Interruption License Technology to research, develop, make, have made, use, import, offer for sale and sell the Product in the Field. In addition, JDRF shall deliver to Sangamo within sixty (60) days of the Reversion License Effective Date all materials and data generated by JDRF and all other materials and data that JDRF may Control that are reasonably required by Sangamo to manufacture, have manufactured, sell, offer to sell and import the Product in the Field, provided that the foregoing obligations shall apply only to the extent such materials or data are reasonably accessible and available to JDRF.

ARTICLE X REPRESENTATIONS AND WARRANTIES

10.1 Representations, Warranties and Covenants of Sangamo.

(a) As of the Effective Date, Sangamo represents and warrants to JDRF that: (i) this Agreement has been duly executed and delivered by Sangamo and constitutes tbe valid and binding obligation of Sangamo, enforceable against Sangamo in accordance with its terms, except as enforceability may be limited by bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and by general equitable principles; (ii) the execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of Sangamo and its directors and stockholders; (iii) the individual executing this Agreement on behalf of Sangamo is duly authorized to do so; and (iv) no provision contained in this Agreement violates any other agreement to which Sangamo is bound or otherwise subject.

(b) In addition to the foregoing, as of the Effective Date, Sangamo represents, warrants and covenants to JDRF that (i) while guaranteeing no specific results, it has the knowledge, skills, expertise and experience to perform the Research Program or the resources to engage Persons to perform the Research Program who have such knowledge, skills, expertise and experience; (ii) it has and shall maintain all licenses, permits and other approvals and authorizations required for Sangamo to conduct work under the Research Program consistent with its obligations pursuant to this Agreement and shall do so in conformity with all applicable laws, statutes, rules and regulations, and the applicable policies of any and all medical research institutions at which Sangamo is conducting work under the Research Program (collectively, “Applicable Law”); (iii) it shall abide by and comply with all of the applicable provisions and conditions set forth in the “JDRF Policies and Conditions Regarding Funding of Research Involving Human Clinical Trials,” attached hereto as Exhibit C (the “Policies”), and Sangamo hereby acknowledges that it is a “Sponsor” within the meaning of such Policies; (iv) it shall not enter into any arrangement, understanding or agreement that conflicts in any marmer with this Agreement and Sangamo’s obligations and responsibilities hereunder; provided that the foregoing shall not be interpreted as prohibiting Sangamo from entering into an agreement with a Third Party whereby such Third Party would research, develop, make, have made, use, import, offer for sale and sell the Product or participate in the Research Program; and (v) with respect to any Third Party to whom Sangamo subcontracts the performance of any aspect of the Research Program, Sangamo shall: (A) subcontract only with reputable entities that possess the knowledge, skills, expertise, and experience necessary to perform such services; (B) use Commercially Reasonable Efforts to ensure that each such subcontractor possesses and shall maintain all necessary licenses, permits, approvals or authorizations necessary for such subcontractor to conduct its work under the Research Program; and (C) use Commercially Reasonable Efforts to ensure that each such subcontractor conducts all work under the Research Program in conformity with Applicable Law.

10.2 Representations and Warranties of JDRF. As of the Effective Date, JDRF represents and warrants to Sangamo that: (a) this Agreement has been duly executed and delivered by JDRF and constitutes the valid and binding obligation of JDRF, enforceable against JDRF in accordance with its terms, except as enforceability may be limited by bankruptcy, fraudulent conveyance, insolvency,

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reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and by general equitable principles; (b) the execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of JDRF and its directors; (c) the individual executing this Agreement on behalf of JDRF is duly authorized to do so; and (d) no provision contained in this Agreement violates any other agreement to which JDRF is bound or otherwise subject.

ARTICLE XI MISCELLANEOUS PROVISIONS

11.1 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without regard to any conflict of laws principles thereof that would cause the application of the laws of a different jurisdiction.

11.2 Dispute Resolution.

(a) In the event of any dispute, claim or controversy arising out of, relating to or in any way connected to the interpretation of any provision of this Agreement, the performance of either Party under this Agreement or any other matter under this Agreement, including any action in tort, contract or otherwise, at equity or law (a “Dispute”), either Party may at any time provide the other Party written notice specifying the terms of such Dispute in reasonable detail. As soon as practicable after receipt of such notice, the Chief Executive Officers, or their respective designees, of both JDRF and Sangamo shall meet at a mutually agreed upon time and location for the purpose of resolving such Dispute. The Chief Executive Officers, or their respective designees, shall engage in good faith discussions and/or negotiations for a period of up to thirty (30) days to resolve the Dispute or negotiate an interpretation or revision of the applicable portion of this Agreement which is mutually agreeable to both Parties without the necessity of formal dispute resolution procedures relating thereto. During the course of such discussion and/or negotiation, the Parties shall reasonably cooperate in order that each of the Chief Executive Officers, or their respective designees, may be fully informed with respect to the issues in the Dispute.

(b) In the event any Dispute is not resolved by the Chief Executive Officers, or their respective designees, pursuant to Section 11.2(a), then the Parties shall resolve such Dispute by final and binding arbitration. Arbitration shall be held in New York, NY, according to the then-current JAMS’ Commercial Rules of Arbitration (“JAMS’ Rules”), except to the extent such rules are inconsistent with this Section 11.2. The arbitration will be conducted by one (1) arbitrator who shall be reasonably acceptable to the Parties and who shall be appointed in accordance with JAMS’ Rules. If the Parties are unable to select an arbitrator, then the arbitrator shall be appointed in accordance with JAMS’ Rules. Any arbitrator chosen hereunder shall have educational training and industry experience sufficient to demonstrate a reasonable level of relevant scientific, financial, medical and biotechnology industry knowledge. Within twenty (20) days of the selection of the arbitrator, each Party shall submit to the arbitrator a proposed resolution of the Dispute that is the subject of the arbitration (the “Proposals”). The arbitrator shall thereafter select one of the Proposals so submitted as the resolution of the Dispute, but may not alter the terms of either Proposal and may not resolve the Dispute in a manner other than by selection of one of the submitted Proposals. If a Party fails to submit a Proposal in accordance with the terms of this Section 11.2(b), the arbitrator shall select the Proposal of the other Party as the resolution of the Dispute. The arbitrator shall agree to render its opinion within thirty (30) days of the final arbitration hearing. No arbitrator shall have the power to award punitive damages under this Agreement regardless of whether any such damages are contained in a Proposal, and such award is expressly prohibited. The proceedings and decisions of the arbitrator shall be confidential, final and binding on all of the Parties. Judgment on the award so rendered may be entered in a court having jurisdiction thereof. The Parties shall share the costs of arbitration according to the decision of the arbitrator. Nothing in this Section 11.2(b) will preclude either Party from seeking equitable relief in accordance with Section 11.3 or interim or provisional relief from a court of competent jurisdiction, including a temporary restraining order, preliminary injunction or other interim equitable relief, concerning a dispute either prior to or during any arbitration if necessary to protect the interests of such Party or to preserve the status quo pending the arbitration proceeding.

11.3 Equitable Relief. The Parties acknowledge and agree that, in the event of a breach or a threatened breach by either Party of this Agreement for which there is no adequate remedy at law, the other Party may suffer irreparable damage and accordingly, shall be entitled to seek injunctive and other equitable remedies to prevent or restrain such breach or threatened breach, in addition to any other remedy such Party might have at law or at equity.

11.4 Waiver. No provision of this Agreement may be waived except in writing by both Parties hereto. No failure or delay by either Party hereto in exercising any right or remedy hereunder or under applicable law will operate as a waiver thereof, or a waiver of any right or remedy on any subsequent occasion.

11.5 Force Majeure. Neither Party will be in breach hereof by reason of its delay in the performance of or failure to perform any of its obligations hereunder, if that delay or failure is caused by strikes, acts of God or the public enemy, riots, incendiaries, interference by civil or military authorities, compliance with governmental priorities for materials, or any fault beyond its reasonable

18.

control. In such event Sangamo or JDRF, as the case may be, shall immediately notify the other Party of such inability and of the period for which such inability is expected to continue. The Party giving such notice shall thereupon be excused from such of its obligations under this Agreement as it is thereby disabled from performing for so long as it is so disabled. To the extent possible, each Party shall use reasonable efforts to minimize the duration of any force majeure.

11.6 Severability. Should one or more provisions of this Agreement be or become invalid, then the Parties hereto shall attempt to agree upon valid provisions in substitution for the invalid provisions, which in their economic effect come so close to the invalid provisions that it can be reasonably assumed that the Parties would have accepted this Agreement with those new provisions. If the Parties are unable to agree on such valid provisions, the invalidity of such one or more provisions of this Agreement shall nevertheless not affect the validity of the Agreement as a whole, unless the invalid provisions are of such essential importance for this Agreement that it may be reasonably presumed that the Parties would not have entered into this Agreement without the invalid provisions.

11.7 Assignment. This Agreement may not be assigned or otherwise transferred by either Party without the prior written consent of the other Party; provided, however, that either Party may assign this Agreement, without the consent of the other Party, (i) to any of its Affiliates, if the assigning Party guarantees the full performance of its Affiliate’s obligations hereunder; (ii) in connection with such Party’s merger, consolidation or transfer or sale of all or substantially all of the assets of such Party; or (iii) to any Third Party to whom Sangamo grants an exclusive or co-exclusive license to develop the Product in the Field, provided, that in the case of (ii) or (iii) hereunder, the successor, surviving entity, purchaser of assets, transferee, or Third Party, as applicable, expressly assumes in writing such Party’s obligations under this Agreement. Any purported assignment in contravention of this Section 11.7 shall, at the option of the non assigning Party, be null and void and of no effect. No assignment shall release either Party from responsibility for the performance of any accrued obligation of such Party hereunder. This Agreement shall be binding upon and enforceable against the successor to or any permitted assignees from either of the Parties hereto.

11.8 Counterparts. This Agreement may be executed in duplicate, each of which shall be deemed to be original and both of which shall constitute one and the same Agreement.

11.9 No Agency. Nothing herein contained shall be deemed to create an agency, joint venture, amalgamation, partnership or similar relationship between JDRF and Sangamo. Notwithstanding any of the provisions of this Agreement, neither Party to this Agreement shall at any time enter into, incur, or hold itself out to Third Parties as having authority to enter into or incur, on behalf of the other Party, any commitment, expense, or liability whatsoever, and all contracts, expenses and liabilities in connection with or relating to the obligations of each Party under this Agreement shall be made, paid, and undertaken exclusively by such Party on its own behalf and not as an agent or representative of the other.

11.10 Notice. All communications between the Parties with respect to any of the provisions of this Agreement will be sent to the addresses set out below, or to such other addresses as may be designated by one Party to the other by notice pursuant hereto, by prepaid, certified mail (which shall be deemed received by the other Party on the fifth (5th) business day following deposit in the mails), or by facsimile transmission, or other electronic means of communication (which shall be deemed received when successful transmission is confirmed), with confirmation by first class letter, postage pre-paid, given by the close of business on or before the next following business day:

if to JDRF, at:

Richard Insel, M.D.

Executive Vice President for Research

Juvenile Diabetes Research Foundation International

120 Wall Street, 16th Floor

New York, NY 10005-4001

Tel.: (212) 785-9500

Fax: (212) 785-9595

Email: rinsel@jdrf.com

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with a copy to:

Kenneth I. Schaner, Esq.

Bingham McCutchen LLP

3000 K Street, N.W., Suite 300

Washington, D.C. 20007

Tel: (202) 373-6518

Fax: (202) 424-7647

Email: kenneth.schaner@bingham.com

if to Sangamo, at:

Sangamo BioSciences, Inc.

501 Canal Boulevard, Suite A100

Richmond, CA 94804

Attention: Chief Executive Officer

with a copy to:

Marya Postner, Ph.D.

Cooley Godward, LLP

5 Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306

11.11 Headings. The paragraph headings are for convenience only and will not be deemed to affect in any way the language of the provisions to which they refer.

11.12 Entire Agreement. This Agreement contains the entire understanding of the Parties relating to the matters referred to herein, and may only be amended by a written document, duly executed on behalf of the respective Parties.

[Remainder of Page Intentionally Left Blank.]

20.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first Written above.

Sangamo BioSciences, Inc.
By:	/s/ EDWARD O. LANPHIER
Name:	EDWARD O. LANPHIER
Title	Chief Executive Officer

Juvenile Diabetes Research Foundation International

By:	/s/ Richard A. Insel
Name:	Richard A. Insel
Title:	Executive Vice President for Research

EXECUTION COPY

Exhibit A

Research Plan

Exhibit B

Research Funding and Milestones

I. Payment Schedule for Research Funding: Up to an aggregate amount of Three Million Dollars ($3,000,000), payable as follows:

Milestones	Payment Amount($)
1. Upon the Effective Date, if FDA acceptance of phase 2 plan (102 patients in two treatment groups) has occurred; or upon FDA acceptance of such Phase 2 plan, if such acceptance has not yet occurred as of the Effective Date	$500,000
2. Enrollment of the first Qualified Subject	$500,000
3. Enrollment of the 25th Qualified Subject	$500,000
4. Enrollment of the 50th Qualified Subject	$500,000
5. Enrollment of the 100th Qualified Subject	$500,000
6. Receipt by JDRF of the final report of the Primary Statistical Analysis	$500,000

II. Payments pursuant to this Exhibit B shall be paid by JDRF to Sangamo within forty-five (45) days following JDRF’s receipt from Sangamo of a written certification setting forth Sangamo’s achievement of the applicable Milestone unless the JRAC determines, in a meeting held within such forty-five (45) day period, that such Milestone was not achieved. If JRAC’s vote on such matter during such meeting is not unanimous, then JDRF shall make the applicable payment within forty-five (45) days following resolution of such dispute in Sangamo’s favor.

2.

Exhibit C

JDRF Policies and Conditions Regarding

Funding of Research Involving Human Clinical Trials

JDRF will fund research involving human clinical trials only if the Sponsor of the trial can assure JDRF, with a reasonable degree of certainty, that the following conditions will be met:

●	The research will be conducted in accordance with basic ethical principles as reflected in the Nuremburg Code, the World Medical Association Declaration of Helsinki and the Belmont Report;
●	The research will comply with governmental regulatory requirements and guidance, as applicable;
●

The research will be reviewed and approved by an institutional review board to assure that risk is minimized and reasonable in relation to anticipated benefits, that voluntary informed consent is given, and that the rights, safety and welfare of the subjects are maintained;

●	The investigators will be qualified by training, education and experience to assume responsibility for the proper conduct of the trial and to comply with good clinical practices;
●

A qualified physician will be responsible for all trial-related medical decisions. During and following a subject’s participation in the trial, the investigator will arrange for adequate medical care to be provided to a subject for any adverse events, including clinically significant laboratory values, related to the trial;

●	Conflicts of interest will be disclosed and appropriate action taken;
●	Safety reporting, including serious adverse event reports, will be made in a timely fashion and in accordance with applicable regulatory requirements;
●

The Sponsor of the trial will implement and maintain quality assurance and quality control systems with written standard operating procedures in order to conduct the trial, generate data and document compliance with the protocol, good clinical practices and applicable regulatory requirements;

●	The clinical trial will be registered in a public registry acceptable to JDRF, if applicable; and
●

The investigators conducting the research, the responsible institutional review board and the Sponsor will engage in ongoing compliance and review activity to promote and assure the integrity of the research.

3.

Exhibit D

Press Release

4.